EXHIBIT A
to the
KINETICS MUTUAL FUNDS, INC.
DISTRIBUTION PLAN

This Plan is adopted by Kinetics Mutual Funds, Inc. with respect to the Class of Shares of the Funds of the Company set forth below.  The Company, on behalf of the Funds and Classes, will pay the Distributor and/or any Recipient a distribution fee up to the amounts indicated in the table below for the services set forth in the Plan.

Fund	Class	Fee as a % of ADNA*
The Internet Fund	C	0.75%
The Global Fund	C	0.75%
The Paradigm Fund	C	0.75%
The Medical Fund	C	0.75%
The Small Cap Opportunities Fund The Market Opportunities Fund The Alternative Income Fund The Multi-Disciplinary Income Fund The Spin-off and Corporate Restructuring Fund	C C C C C	0.75% 0.75% 0.75% 0.75% 0.75%

*Average Daily Net Assets
+ As of ____________, this Fund is not currently accruing or paying the 12b-1 fee shown above.